February 3, 2004

                                           (Transmitted via EDGAR on 02/03/2004)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506

RE:      Acacia Life Insurance Co Regent 2001, SEC File No. 811-10403
         Form S-6 Registration No. 333-62362
         Request for Withdrawal of Registration Statement, Pursuant to Rule 477

Ladies and Gentlemen:

Ameritas Life Insurance Corp., as filing agent for Acacia Life Insurance Co Regent 2001 ("Registrant"), on behalf of the Registrant, requests withdrawal of Registration No. 333-62362 on Form S-6, pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder.

The Registrant submitted the Registration Statement on Form S-6 electronically to the Securities and Exchange Commission ("SEC"). The submission was received and accepted by the SEC on June 6, 2001, and assigned Accession Number 0001012709-01-500350.

The Registration Statement never became effective. The Registrant never made and does not propose to make a public offering related to this Registration Statement. Therefore, we request withdrawal of the Registration Statement pursuant to the 1933 Act and Rule 477.

If you have any questions or comments with respect to this request for withdrawal, please telephone me at 402-467-7853.

Sincerely,

/s/ Gregory C. Sernett

Gregory C. Sernett
Assistant Vice President and
Associate General Counsel

cc:         Joyce Pickholz, Senior Counsel
            Office of Insurance Products, MS 5-6
            Securities and Exchange Commission
            450 Fifth Street, N.W.
            Washington, D.C.  20549-0506